

Mail Stop 3030

April 28, 2009

<u>VIA U.S. MAIL AND FAX (425) 881-7526</u>

Mr. Kenneth Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
13221 Redmond Way
Redmond, Washington 98052

      Re: **Hitor Group, Inc.**
              Form 10-KSB for the year ended December 31, 2008
              File No. 333-103986

Dear Mr. Martin:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Cover Page

1.   We see that you disclosed your public float as of December 31, 2008. Now that you are filing on Form 10-K, rather than Form 10-KSB, the public float noted on the cover page in future filings of your Form 10-K should be calculated as of the last business day of the company's most recently completed second fiscal quarter.

Item 7. Management's Plan of Operation, page 6

2.   We see that you present Management's Plan of Operation based upon the previous guidance outlined in Regulation S-B. However, as a smaller reporting company you will need to provide Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings. We refer you to SEC Release 33-8876 and Item 303 of Regulation S-K. Your discussion and analysis shall be of the financial statements and other statistical data that you believe will enhance a reader's understanding of your financial condition, changes in financial condition and results of operations. A smaller reporting company's discussion shall cover the two-year period required in Article 8 of Regulation S-X and shall use year-to-year comparisons or any other formats that in the registrant's judgment enhance a reader's understanding.

Financial Statements, page 10

Note 1 – Organization and Summary of Significant Accounting Policies, page 15

3.   We noted that your only significant asset is inventory; however, we did not see any discussion regarding the nature of your inventory held at December 31, 2008 or the basis in determining the value of your inventory. Please revise future filings to state separately the amounts of the major classes of inventories, such as, finished goods, work in process, raw materials and supplies, and state the basis of determining the amounts of major classes of inventories or tell us why you believe such disclosures would not be meaningful for users of your financial statements.

4.   We noted that you maintain a liability you refer to as a "Deposit" in the amount of $150,000. Please tell us the nature of the deposit, explain your related accounting, and revise future filings to include enhanced disclosures that address our concerns.

5.   We see that you have recorded a limited amount of revenues.   Please tell us your consideration of disclosing your revenue recognition policies and the nature of your sales herein.   Revise future filings as necessary based on our concern.

Restated Statements, page 16

6.   We note your disclosure that your financial statements have been revised due to management's determination that the merger of the company with LFG International, which was originally shown as an acquisition, was, in fact, a reverse merger and all statements since September 30, 2006, date of the merger, have been revised for this correction." Further, we noted that you filed an Item 4.02 Form 8-K on April 10, 2009 which states that "the company's independent auditor informed management that financial statements prepared following the company's merger with Nano-Jet Corporation had been incorrectly accounted for as a purchase." Please respond to the following:

*   Please clarify for us the nature of the merger you believe was accounted for incorrectly. Your disclosure herein refers to the merger with LFG International and your Form 8-K refers to the merger with Nan-Jet. Please clarify the parties involved in the September 2006 "merger" transaction, the company that issued shares and the company (or investors) who received the shares as well as the nature of the operations (if any) of the companies that merged.

*   Please tell us why you believe the merger with LFG International should be accounted for as a reverse merger. We note your discussion on page 18 that "the company issued a significant amount of its stock to acquire the company and therefore it is considered a reverse acquisition under SFAS 141." The mere issuance of a significant amount of stock does not, in and of itself, result in accounting as a reverse acquisition. Please tell us your consideration of each of the factors in paragraph 17 of SFAS 141 to support your accounting.

*   We noted the tables you provided on page 18 do not include any descriptions of the amounts and balances. Please provide us with revised tables as part of your response.

*   When financial statements are restated to correct an error, disclosure of your previously issued financial statements, the effect of the correction on each financial statement line item, and the cumulative effect of the change on your accumulated deficit is required to be disclosed. We refer you to paragraph 26 of SFAS 154. Please provide this information to us in tabular form as part of your response.

Note 9 – New Accounting Pronouncements, page 19

7.   With regards to the company's adoption of SFAS 141R and SFAS 160, please explain why your disclosure states the company will adopt these statements beginning March 1, 2009 when it appears they are applicable for the company beginning January 1, 2009.

8.   Further, with regards to the company's adoption of SFAS 159 and SFAS 157, we note that you have appropriately disclosed that these statements are effective for an entity's first fiscal year that begins after November 15, 2007, but are confused by your disclosure that you will adopt these statements beginning March 1, 2008 and your are currently evaluating the potential impact the adoption that this pronouncement will have on your financial statements. Since you should have already adopted these statements, please

revise in future filings to ensure your disclosures are current and explain the effects of adoption of new pronouncements as adopted.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant